EXHIBIT 99.1

NewsRelease

TransCanada to Hold Annual and Special Meeting of Shareholders
and Issue 2016 First Quarter Results April 29

CALGARY, Alberta - April 19, 2016 - News Release - TransCanada Corporation's (TSX:TRP) (NYSE:TRP) (TransCanada) 2016 Annual and Special Meeting of Shareholders will be held Friday, April 29, 2016 at 10 a.m. (MDT) / 12 p.m. (EDT) in Calgary at the Markin MacPhail Centre at Canada Olympic Park (COP).

Members of TransCanada’s executive leadership team will provide an overview of 2015 business activities while discussing the company’s future outlook. A live webcast of the Meeting will be available at www.transcanada.com. It will be archived and available for replay.

First quarter 2016 financial results will also be released April 29. Russ Girling, TransCanada president and chief executive officer, Don Marchand, executive vice-president, corporate development and chief financial officer and members of the executive leadership team will discuss the results and company developments at 1 p.m. (MDT) / 3 p.m. (EDT).

Members of the investment community and other interested parties are invited to participate by calling 866.223.7781 or 416.340.2216 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will be available at www.transcanada.com.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EDT) on May 6, 2016. Please call 800.408.3053 or 905.694.9451 (Toronto area) and enter pass code 1793973.

For media on site, there will be a brief question and answer session with TransCanada’s president and chief executive officer Russ Girling beginning at approximately 12 p.m. (MDT).

Visit our Annual Meeting page for directions to Markin MacPhail Centre at COP.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 67,000 kilometres (42,000 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,400 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

TransCanada Media Enquiries:
Mark Cooper / Terry Cunha
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522